MAIL STOP 3561

August 9, 2005

Mr. Michael J. Evangelista, President
XSInventory
2950 E. Flamingo Rd., Suite E-6D
Las Vegas, NV  89121

      Re:	XSInventory
		Amendment No. 3 to Registration Statement on
      Form SB-2
      Filed June 15, 2005
		File No. 333-118632

Dear Mr. Evangelista:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 3

1. Please revise to relocate this section so that it immediately follows your summary section.

2. We are not able to locate your response to comment seven of our letter dated February 25, 2005 in this amended registration statement. Please advise.




Use of Proceeds, page 9

3. We note that there are two separate ways legal expenses are being compensated for, with both being contingent on the amount of proceeds raised in this offering. Please revise to discuss the services that will be rendered to receive amounts over the $2,000 allocated to your legal offering expenses as well as the services to be offered at each level of listed under the caption "use of net proceeds." Also, please revise to include the response to comment 12 in this section.

4. We note footnote number one indicates that Mr. Evangelista will not receive a salary until such salary is able to be paid out of revenues. As such, please revise to elaborate on the two employees that will receive a substantial portion of the proceeds as discussed in risk factor six.

5. Your disclosure in your Item 508 of Regulation S-B indicates that
Ms. Amigone will be paid between $600 and $2,000 for handling the book keeping related to this offering. Please revise to clarify if that is accounted for in the line item entitled "subscription processing."

Determination of Offering Price, page 11

6. We note that you have "arbitrarily determined" the offering price, yet list several factors which you considered in setting such price.
Please revise to reconcile the inconsistency.

Plan of Distribution, page 13

7. We note your response to comment eight that you have not determined the states in which you will conduct this offering. In light of the fact that you have initiated the offering process by filing this document, please revise to discuss your plan of distribution as required by Item 508 of Regulation S-B. While such discussion may be brief, it should be complete. Please revise to disclose the states that you will conduct this offering in. Also, discuss how the two participants in this offering will conduct the offering. How will they distribute prospectus? Is there a mailing list already organized?

8. We note that subscriptions are not effective until accepted by you and approved by counsel. Please revise to discuss the timeline involved with the acceptance of subscriptions. Discuss the criteria you will use to decide whether to accept or reject a subscription. Clarify the approval process involving counsel.

9. We note that exhibit 10.5 states that "if less than the maximum amount is raised that my fee will be $600, if at least the minimum is raised." Please revise here to clarify that you will not pro rate the difference between the minimum and maximum when computing the fees Ms. Amigone will receive for her book keeping services.

Description of Business, page 20

10. We note the additional disclosure that you "usually have between
10 and 20 items listed at any one time, enjoying a mark up in value of between 10 and 15%." Please revise to reconcile that with the occasions where you have nothing listed for sale.

11. We note your response to comment 20. Please revise to clarify if the sellers that ship their products in 30 days are those on eBay or are you including all internet companies.

12. We note that you pay your full-time employee $2,100 per month. In light of your limited revenues, please revise to discuss the source of the funds used to pay your full-time employee.

Management Discussion and Analysis, page 27

13. We note the disclosure regarding the change in profit margin from the three months ended March 31, 2004 to March 31, 2005. Please revise to reconcile that with the disclosure on page 20 indicating you usually enjoy a mark up of approximately 10-15%. Also, revise to clarify if the three percent profit margin will be recurring due to the current competitive environment.

14. We note the reason behind the increase in general and administrative expenses from the three months ended March 31, 2004 to
March 31, 2005 is from audit fees. Please revise to clarify if this will be a recurring expense so that investors can fully understand your financial position.

15. We note that your discussion does not address the reasons for material year-to-year changes in financial statement line items.
Please refer to Item 303(b)(1)(vi) of Regulation S-B and revise to do so.

Liquidity and Capital Resources, page 29

16. Please revise to discuss your cash requirements for the next
12
months. Discuss how you intend to fund your operations in the event you are unable to raise any funds in this offering.

17. Disclose your cash on hand as of the most recent practicable date.

Plan of Operation, page 30

18. We are unable to locate the second part of your response to comment 24. Please revise to clarify if you will engage in any business combinations in the future. Discuss the analysis made in your determination to conduct this public offering instead of raising money through other means.

Financial Statements

Statement of Operations, page F-3 and F-15

19. Disclose the significant components of General and Administrative
Expense on the face of the statement of operations or in a note thereto.

Accountants` Consent

20. Please revise the consent to refer to the recent auditor`s report dated June 10, 2005 on the financial statements for the years ended
December 31, 2004 and 2003, and cumulative period from inception to
December 31, 2004.

21. Revise the consent to state that the audit report is included in the registration statement instead of incorporated by reference thereto.

22. Provide a current consent in any amendment.

23. Please file as an exhibit the independent accountant`s letter acknowledging awareness that you are including its review report in the registration statement. Refer to Exhibit 15 of Item 601 of Regulation S-B. See SAS 37 also.

Financial Statement Updating

24. Please note the updating requirements of Item 310(g) of Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      Any questions regarding the s may be directed to Raj Rajan at
(202) 551-3388. Questions on other disclosure issues may be directed to the Examiner, Duc Dang at (202)551-3386.

      Sincerely,



							John Reynolds
      Assistant Director

cc:	David Stoecklein
	Fax: (619) 595-4883


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Mr. Michael J. Evangelista, President
XSInventory
August 9, 2005
Page 1